3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

April 27, 2015

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Anne Nguyen Parker, Assistant Director

Re:	Bojangles’, Inc.
Draft Registration Statement on Form S-l
Filed April 6, 2015
File No. 333-203268

Ladies and Gentleman:

We are submitting this letter on behalf of our client, Bojangles’, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated April 10, 2015 (the “Comment Letter”) in connection with the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as filed with the SEC on April 6, 2015.

For your convenience, the comment from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement.

General

1.	We note that you have graphics showing your restaurant storefront and staff, alongside graphics showing your food served on tin or ceramic plates with linens, metal silverware, glass beverage containers and other adornments such as flowers. Please tell us whether this is representative of how your food is served at your restaurants. If not, please add clarifying captions to your graphics.

The Company respectfully acknowledges the Staff’s comment and notes that the pictures in the Registration Statement portray how the Company’s food is prepared, customers enjoying the Company’s food in its restaurants, customers ordering the Company’s food to go and through its drive-thru and plating options some of our customers may utilize for carry-out and drive-thru meals (which represented 80% of the Company’s restaurant revenues in 2014). In response to the Staff’s comment, the Company has added following clarifying caption in the first set of pictures:

Preparing Our Food The Old-Fashioned Way, And Never In A Microwave. For Enjoyment In Our Restaurants, At Home And On The Go.

Securities and Exchange Commission

April 27, 2015

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.

Sincerely,

/s/ John P. Duke

John P. Duke

cc:	Via E-mail
Clifton Rutledge
Eric M. Newman
Barry M. Abelson
Scott R. Jones